

Michael Barron · 3rd

CEO at X Wine Railroad

Las Vegas, Nevada, United States · 500+ connections ·

Contact info

X Wine Railroad

**UCLA Anderson Sch
Management**

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Michael Barron

Experience

Chairman/CEO

X Wine Railroad · Full-time

Apr 2016 – Present · 4 yrs 8 mos

Las Vegas, Nevada, United States

It has operated the X Wine Railroad service , currently in operation. The X Wine Railroad, as the
service is called, will re-introduce travelers to the Wine Country of Southern California via rail.
Passengers will board at Union Station in Los Angeles and will travel by train to Santa Barbara.

There they will be escorted by luxury tour vehicles to the Los Olivos region of the Santa Ynez Valley, home of some 200 wineries in the region. Travelers will spend several hours on a variety of tour activities such as winery tours and tastings, Old Town Los Olivos wine crawl, or perhaps just taking in the sights of this magnificent wine lovers destination.
X Wine Railroad (www.xwinerailroad.com) a service which began operations in Janu ...see mor

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Chairman/CEO

Las Vegas Xpress, Inc
Aug 2010 – Present · 10 yrs 4 mos
Las Vegas, Nevada

As President and CEO of the X Train, I am responsible for the overall operations of the compan and the financial funding of this high level start up enterprise. The X Train, as it is called is a party excursion/charter train on conventional rails, to operate between Los Angeles and Las Vegas. To date we have invested over $20 million dollars in order to secure our rail r ...see mor

 X Train

President/CEO

Liberty Capital Asset Management
Jan 2007 – Jul 2010 · 3 yrs 7 mos
Las Vegas, Nevada Area

Senior executive for the acquisition and management of defaulted mortgage loan pools. Acquired a $100 million loan pool comprised of several thousand loans. Liquidated the assets into cash and restructured home loans allowing borrowers to keep their homes. Loan portfolio was in excess of 4,000 loans consisting of 1st Trust Deeds, 2nd Trust Deeds, Forecl ...see mor

 Liberty Capital

CEO/President

Shearson Home Loans
Jan 2004 – Nov 2008 · 4 yrs 11 mos
Las Vegas, Nevada

President and CEO of a $1.3 billion mortgage bank with 237 offices, 1,450 employees in 33 states. Grew the company through acquisitions of smaller mortgage banks. Maintained credit facilities of several hundred million dollars. Acquired Consumer Direct of America direct marketing call centers for mortgage origination.

CEO/President
Consumer Direct of America
Jun 1999 – Jun 2004 · 5 yrs 1 mo
Las Vegas

Owned and operated automated call centers based in Las Vegas Nevada. Utilized high end predictive dialer systems with I3 software for B to B direct marketing. Was the premier company in the country for business phone line acquisition and provisioning with clients such as AT&T, Bell South, and Verizon. Developed an automated "hot lead transfer" syste ...**see mor**

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Education



UCLA Anderson School of Management
Master of Business Administration (MBA incomplete), Finance, General, 4.0 GPA
1974 – 1975
Activities and Societies: American Institute of Planners

Urban Land Economics

California Polytechnic State University-San Luis Obispo

BA Political Science/ BS City & regional Planning, City/Urban, Community and Regional Planning, 3.45 GPA

1973 – 1974

Activities and Societies: American Institute of Planners, AIP National award winner - historic planning district

Political Science & City Planning

Monterey Peninsula College

Associate of Science (AS), Architecture, 4.0 GPA

1970 – 1971

Architecture



